Management’s Discussion & Analysis

For the three months ended March 31, 2017 and 2016

Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated May 3, 2017 of Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three months ended March 31, 2017 and 2016. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and related notes as at and for the three months ended March 31, 2017 and 2016 and the Company’s audited consolidated financial statements as at and for the year ended December 31, 2016 and the eight months ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the  “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2016. Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2017, the audited consolidated financial statements for the year ended December 31, 2016, the Company’s Annual Information Form for the year ended December 31, 2016, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce, operating cash costs and operating cash cost per ounce sold, all-in sustaining cost per ounce sold (“AISC”), free cash flows generated, adjusted net earnings, adjusted net earnings per share, working capital and earnings before interest, taxes, depreciation and amortization (“EBITDA”). In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to evaluate the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a subtitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Year to Date (“YTD”); Property, Plant and Equipment (“PPE”); Gold (“Au”); Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Kilometre (“km”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”).

COMPARATIVE INFORMATION

During the year ended December 31, 2016, the Company (and Kirkland Lake Gold Inc.) completed two separate business combinations: a plan of arrangement with Newmarket Gold Inc. which closed on November 30, 2016 and the acquisition of St Andrew Goldfields Ltd., which closed on January 26, 2016. The results of operations for Newmarket Gold Inc. and St Andrew Goldfields Ltd. are only included from the date of acquisition. For complete details please refer to sections “Business Overview” and “Recent Corporate Developments” in this MD&A.

CHANGE IN REPORTING CURRENCY

Following the business combination with Newmarket Gold Inc., the Company retrospectively changed its reporting currency from Canadian dollars to United States dollars with effect from the year ended December 31, 2016. See note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR for further details. All amounts are presented in United States dollars ("$") unless otherwise stated, and financial statement amounts for comparative periods previously presented in Canadian dollars have been restated to United States Dollars. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of United States dollars, except per share or per ounce amounts.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a mid-tier, Canadian listed, gold producer with five wholly owned underground operating mines in Canada and Australia. The Company is targeting between 530,000 and 570,000 ounces of annual production with a production profile anchored by three high-grade, low-cost operations, the Macassa Mine (“Macassa”) and the Taylor Mine (“Taylor”) located in northeastern Ontario, Canada and the Fosterville Mine (“Fosterville”) located in the state of Victoria, Australia. Kirkland Lake Gold also realizes additional gold production from its Holt Mine (“Holt”) located in northeastern Ontario and the Cosmo Mine (“Cosmo”) located in the Northern Territory, Australia.

In addition, Kirkland Lake Gold has a pipeline of growth projects and continues to conduct extensive exploration on its land holdings throughout Canada and Australia, which are located along prolific mining trends. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries, thereby increasing the level of mineral resources and reserves to foster future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and cultivating a position within the mining industry as a sustainable leading low-cost gold producer. Through the advancement of its exploration and development pipeline and by maintaining a large resource and reserve base of quality assets, Kirkland Lake Gold is focused on developing future production growth. The Company believes that its extensive exploration potential, improved visibility to increase mine life, and excess milling capacity at each operation will support future organic growth to increase value for its shareholders.

On November 30, 2016, Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) completed a plan of arrangement with Newmarket (the “Newmarket Arrangement”). As a result of the Newmarket Arrangement, Old Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket, and Newmarket was subsequently renamed Kirkland Lake Gold Ltd. The Newmarket Arrangement was considered a business combination under International Financial Reporting Standards (“IFRS”) with Old Kirkland Lake Gold being the acquirer for accounting purposes.

Effective December 6, 2016, Kirkland Lake Gold’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the ticker symbol “KL” and began trading on the OTCQX under the symbol “KLGDF” effective January 19, 2017. Previously, Newmarket Gold Inc. (“Newmarket”) was trading on the TSX under the symbol “NMI” and on the OTCQX under the symbol “NMKTF”. The Company also has two issues of unsecured convertible debentures of Old Kirkland Lake Gold, which continue to trade on the TSX under the symbols KLG.DB and KLG.DB.A. Further information about Kirkland Lake Gold can be found in the Company’s regulatory filings, including the Annual Information Form for the year ended December 31, 2016, available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com.

On January 26, 2016, Old Kirkland Lake Gold acquired all the issued and outstanding common shares of St Andrew Goldfields Ltd. (“St Andrew”) pursuant to a plan of arrangement (the “St Andrew Arrangement”). As a result of the St Andrew Arrangement, Old Kirkland Lake Gold acquired the Holt, Holloway, and Taylor Mines (collectively, the “Holt Mine Complex”). The St Andrew Arrangement was considered a business combination under IFRS with Old Kirkland Lake Gold being the acquirer for accounting purposes.

The comparative information in this MD&A and for the condensed consolidated interim financial statements for the three months ended March 31, 2016 is that of Old Kirkland Lake Gold, restated to be presented in US dollars, with the results of operations of St. Andrew consolidated from the date of acquisition, being January 26, 2016. Further information regarding the various corporate acquisitions are set out below under the heading “Recent Corporate Developments”.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL AND OPERATIONAL HIGHLIGHTS

The following is a summary of the Company’s financial and operational results as at and for the three months ended March 31, 2017. A more detailed analysis is provided throughout this MD&A.

Three Months Ended March 31, 2017 Highlights

•

Gold production: Quarterly gold production of 130,425 ounces during the quarter is on track to meet the prior 2017 production guidance range of 500,000 to 525,000 ounces of gold. The Company’s production was led by Macassa’s contribution of 48,723 ounces of gold based on mill grade of 17.1 g/t gold and recovery of 97.1% and by Fosterville’s 46,083 ounces of gold production based on mill grade of 11.1 g/t Au and recovery of 93.7%.

•

Revenues: Revenue for Q1 2017 totaled $168.5 million, while operating cash costs per ounce sold [1] and AISC per ounce sold [1] for the same period was $564/oz and AISC at $873/oz sold. The result is solid cash flow generation over the quarter.

•

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) [1] : The Company’s EBITDA increased by 128% year over year, going from $27.9 million in Q1 2016 to $63.7 million in Q1 2017. EBITDA is a new non-IFRS measure introduced by the Company this quarter. As a performance measure, EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

•

Net earnings: The Company’s net earnings for Q1 2017 was $13.1 million or $0.06 per basic share (C$0.09) and adjusted net earnings [1] for the same period was $16.1 million or $0.08 per basic share (C$0.10). Adjusted net earnings excludes items that are considered by management to not be reflective of underlying operations of the Company.

•

Free cash flow [1] : For Q1 2017, the Company had net cash from operating activities totaling $68.6 million, an increase of $37.1 million from Q1 2016 of $31.5 million. Free cash flow for Q1 2017 was $37.2 million or $0.18 per basic share. The increase in cash flow for the period is largely the result of increased revenue from higher volume of sales, timing of sustaining capital outlays and reduction in inventory.

•

Solid financial position: As at March 31, 2017, the Company had cash and cash equivalents of $279.7 million (an increase of $44.8 million since December 31, 2016), and working capital [1] of $125.0 million (an increase of $32.7 million since December 31, 2016). Working capital at March 31, 2017, includes the full carrying value of the convertible debentures due in 2017 totaling $86.9 million (included in current liabilities).

•

Updated Resources and Reserves as at December 31, 2016: Total Canadian Mineral Reserves increased by 20% between 2014 and 2016 to 2.75 million ounces of gold and total Australian Mineral Reserves increased 24% from the end of 2015 to 952,000 ounces of gold as at December 31, 2016, more than replacing ounces produced during those periods (for greater detail see section “Updated Resources and Reserves”).

•

Dividend policy initiated: On March 29, 2017, Kirkland Lake Gold announced the Company will commence the payment of a quarterly dividend of C$0.01 per common share (C$0.04 per common share annually). The inaugural quarterly dividend of C$0.01 per common share will be payable on July 14, 2017 to shareholders of record as at the close of business on June 30, 2017.

•

Exploration results: Underground drilling results at Fosterville continues to infill and target down-plunge extensions of the Lower Phoenix and Harrier South gold systems increase Mineral Resource confidence and assess the potential of further Mineral Reserve expansion. Highlights from the Q1 2017 program include drill hole UDH1991 at Lower Phoenix with results of 345 g/t Au over 7.0m (ETW 6.4m), including 4,550 g/t Au over 0.5m (ETW 0.4m) and from Eagle drill hole UDH1970 with results of 404 g/t Au over 16.0m (ETW 7.5m), including 12,039 g/t Au over 0.4m (ETW 0.2m) . The exploration results are further discussed in section “Growth and Exploration” and in the Company’s press release dated May 3, 2017.

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1 See “Non-IFRS Measures” set out on page 26 of this MD&A for further details.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT CORPORATE DEVELOPMENTS

During the year ended December 31, 2016, the Company completed two transformative business combination transactions, the first with St Andrew Goldfields Ltd. completed on January 26, 2016 and the second with Newmarket Gold Inc., completed on November 30, 2016. The details of each transaction are outlined below. The resulting combined entity, Kirkland Lake Gold Ltd., became a new mid-tier gold company with targeted gold production of between 500,000 to 525,000 ounces for 2017. As a result of the Company’s operational performance and results in the first quarter of 2017, management has updated its 2017 guidance as further set out below under the section “Company Outlook”.

Kirkland Lake Gold has a strong balance sheet, solid cash position, and the combined production levels will help generate healthy cash flow and provide financial strength and flexibility. With a diversified production base in highly prospective gold camps in low geopolitical risk environments of Canada and Australia, Kirkland Lake Gold also provides expanded exploration potential over district-scale properties with the potential to fuel future organic growth.

Business Combination with St Andrew

On January 26, 2016, Old Kirkland Lake Gold completed the St Andrew Arrangement and acquired all of the issued and outstanding common shares of St Andrew. As a result, Old Kirkland Lake Gold acquired the Holt, Holloway and Taylor Mines. Following completion of the St Andrew Arrangement, St Andrew became a wholly-owned subsidiary of Old Kirkland Lake Gold. The results of operations of St Andrew are included in the results of the Company’s operations from the date of January 26, 2016 onwards.

The Company determined that the acquisition of St Andrew was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for this transaction using the acquisition method with Old Kirkland Lake Gold being the acquirer. For further analysis and details on the fair value of the consideration transferred to St Andrew shareholders and the purchase price allocation to the identified assets acquired and liabilities assumed, refer to the Company’s audited consolidated financial statements for the year ended December 31, 2016, note 6 filed on SEDAR.

Business Combination with Newmarket

On November 30, 2016 Old Kirkland Lake Gold completed a merger with Newmarket pursuant to the Newmarket Arrangement. As a result, Old Kirkland Lake shareholders received 2.1053 Newmarket shares for each Old Kirkland Lake share outstanding at the closing date. Concurrent with the closing of the Newmarket Arrangement, the Company undertook a 0.475 for 1 share consolidation with former shareholders of Newmarket receiving 0.475 of a post-consolidated Company share for every 1 pre-consolidated share of Newmarket in order to set the post combination share capital in line with Old Kirkland Lake share capital.

On closing of the Arrangement, the Company had 202,289,193 post-consolidation common shares issued and outstanding with approximately 58% of the common shares being held by former shareholders of Old Kirkland Lake and approximately 42% by former shareholders of Newmarket. In addition, the Company assumed all outstanding stock options, performance share units and phantom share units of Newmarket.

Prior to the completion of the transaction, Newmarket was a Canadian TSX listed gold producer with three 100% owned underground operating mines in Australia: the Fosterville Mine, the Cosmo Mine and the Stawell Gold Mine. The results of operations from Newmarket, including activities at each of the three Australian mines, are included in the results of the Company’s operations from November 30, 2016 onwards.

The Company determined that the transaction with Newmarket was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for this transaction using the acquisition method with Old Kirkland Lake Gold being the acquirer. For further analysis and details on the fair value of the consideration transferred to Newmarket shareholders and the purchase price allocation to the identified assets acquired and liabilities assumed, refer to the Company’s audited consolidated financial statements for the year ended December 31, 2016, note 6 filed on SEDAR.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPANY OUTLOOK

Kirkland Lake Gold is focused on growing shareholder value by maintaining a strong foundation of quality gold production, cash flow generation and reinvestment in tier one district scale assets located in Canada and Australia. The Company believes that extensive exploration potential, improved visibility to increase mine life, and excess milling capacity at each operation, positions Kirkland Lake Gold to organically grow production and increase value for its shareholders. The combination of the high-grade Macassa Mine Complex and the low-cost Fosterville and Taylor Mines, will form the production backbone of the Company for 2017 and future years. Kirkland Lake Gold’s strong balance sheet provides financial flexibility to support its strategy and aggressively explore district scale opportunities, following the exciting high-grade discoveries made in 2016 and early 2017.

As a result of the Company’s operational performance and results in the first quarter of 2017, management believes it is appropriate to amend and update the annual 2017 outlook. The underlying changes from the preliminary guidance are summarized as follows:

•

As a result of the discussion below, the Company has decreased its consolidated operating costs guidance from $310 million to $320 million to a revised range of $270 million to $280 million. The Company has also updated its guidance on consolidated operating costs per ounce sold from $625/oz to $675/oz to a range of $475/oz to $525/oz and AISC per ounce sold from $950/oz to $1,000/oz to a range of $850/oz to $900/oz and consolidated production guidance has been increased from 500,000 to 525,000 ounces to an range of 530,000 to 570,000 ounces.

•

Fosterville gold production guidance is increasing from 140,000 to 145,000 ounces to 200,000 to 225,000 ounces as a result of the higher grade profile demonstrated in Q1 2017. The increase in grade, has resulted in a reduction to Fosterville’s operating cash cost per ounce sold guidance to between $310/oz and $330/oz (previous guidance was $467/oz to $484/oz).

•

Macassa gold production guidance is increasing from 180,000 to 185,000 ounces to a range of 190,000 to 195,000 ounces as a result of the increased tonnes mined and milled for the remainder of 2017. The increase in production, has resulted in a reduction to Macassa’s operating cash cost per ounce sold guidance to between $520/oz and $550/oz (previous guidance was $552/oz to $568/oz).

•	The increase in production has resulted in an increase in guidance on royalty costs for 2017 to between $20 million and $25 million (originally guided at between $16 million to $20 million).

•

The Company has revised the guidance on operating costs per ounce sold at Taylor to between $450/oz and $525/oz (originally guided at between $551/oz and $601/oz). The decrease is a result of a reduction in total operating development over the remainder of 2017.

•

Cosmo’s guidance has also changed as a result of Cosmo’s overall performance in Q1 2017 and the loss of the secondary egress from the mine after a fall of ground around the 835 level resulting in a suspension and resulting limitation of production mining at Cosmo until the second egress was re-established in March 2017. In addition, the Company has decided to temporarily suspend production at the Cosmo Mine to allow the Company to conduct a review of operations and obtain a better understanding of near mine exploration targets including the newly discovered Lantern Deposit to support future profitable organic growth opportunities. As a result, Cosmo production guidance has been reduced from 60,000 to 65,000 ounces to 20,000 ounces and operating cash cost per ounce sold at Cosmo will increase from $941/oz to $1,020/oz to a range of $1,500/oz to $1,600/oz.

Depletion and depreciation charges are expected to increase substantially in 2017 over 2016 levels as a result of the fair market value additions in mining interest and plant and equipment acquired through the business combinations with Newmarket and St Andrew in 2016. Total depletion and depreciation charges are expected to increase by $45.1 million in 2017 over 2016 with the majority of the increase from Fosterville. This equates to an expected increase of $55/oz to $65/oz in depletion and depreciation charge per ounce for 2017 and reduced Q1 2017 earnings per share by $16.8 million when comparing Q1 2017 depletion and depreciation to Q1 2016 levels.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The revised guidance for the 2017 year end is provided in the table below:

	Canadian Mines			Australian Mines
	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	190,000 to 195,000	65,000 to 70,000	55,000 to 60,000	200,000 to 225,000	20,000	530,000 to 570,000
Operating cash costs per ounce sold (1)	$520 - $550	$670 - $725	$450 - $525	$310 - $330	$1,500 - $1,600	$475 - $525
AISC per ounce sold (1)						$850 - $900
Operating costs (in millions)						$270 - $280
Royalty costs (in millions)						$20 - $25
Sustaining and growth capital (in millions)						$180 - $200
Exploration expenditures (in millions)						$45 - $55
Corporate G&A expenses (in millions)						$17

(1)

Operating Cash Costs per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.350 (previous guidance was based on a rate of 1.28) and a US$ to A$ exchange rate of 1.325 (previous guidance was based on a rate of 1.28).

(2)	See the sections on “Forward Looking Information” and “Risk Factors” for further information and details.

Sustaining and growth capital for 2017 are expected to be in the range of $180 million and $200 million. Q1 2017 capital costs of $31.4 million were lower than expected due to timing of capital outlays.

Management also remains committed to progressing several growth programs, following the success of the 2016 exploration programs in Australia and Canada. The Company expects to spend approximately $45 million to $55 million on exploration programs in 2017. A detailed analysis of the current exploration programs are reviewed in section “Growth and Exploration”. Costs incurred for Q1 2017 total $9.3 million and are within the lower end of expectations for the quarter. Management continues to take a disciplined approach to growth exploration, ensuring programs have clear near-term upside, while being sensitive to prevailing gold prices and its impact on the free cash flow generation of the mine operations.

KEY PERFORMANCE DRIVERS

The Company’s results of operations, financial condition, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three months ended March 31, 2017. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Consolidated Financial Review”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile price fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At March 31, 2017, the gold price closed at $1,245/oz (based on the closing price on the London Bullion Market Association (“LBMA”) p.m. fix), which is up 9% from the closing gold price on December 31, 2016 of $1,146/oz. The average gold price for Q1 2017 was $1,220/oz, which compares favourably to the prior year’s quarter, when the average gold price for Q1 2016 was $1,183/oz, an increase of over 3%. The increase in Q1 2017, can be attributable to many factors including uncertainty about the new US administration, uncertainty over anticipated interest rate hikes by the US Federal Reserve, the status of Great Britain’s exit from the European Union, upcoming French and German elections which could trigger more uncertainty in Europe. These issues have all impacted the gold price in Q1 2017.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Subsequent to March 31, 2017, the price of gold has continued to climb higher in the month of April 2017, at certain points closing over $1,280/oz. This recent rise in the price of gold, can be attributed, in part, to the increasing geopolitical tension between the US and Syria and North Korea, as well as continuing issues faced by the new US administration including policy changes following the US presidential election.

Management considers that the outlook for the remainder of 2017 and the long term remain favourable for the price of gold citing the issues listed above as well as concerns over rising inflation expectations, growth in the Asian markets and on-going international geopolitical tensions.

As at March 31, 2017, the Company did not engage in any active hedging program and management believes the Company is well positioned to benefit from increases in the price of gold while continuing to focus on cost management, mine efficiencies and low cost gold production from its existing mines.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar, however its operations are in Canada and Australia, where its functional currencies are the Canadian and Australian dollars respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these other currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a significant portion of the operating and capital costs are denominated in Canadian and Australian dollars. The impact of the Australian dollar fluctuations only affect the Company’s operations from the date of the acquisition of Newmarket which closed on November 30, 2016.

As at December 31, 2016, the Australian dollar was worth $0.7229 and the Canadian dollar was worth $0.7448 against the US dollar (as per the Bank of Canada website). As at March 31, 2017, the Australian dollar closed at $0.7639 (strengthening by over 5%) and the Canadian dollar closed at $0.7519 (strengthening by less than 1%) against the US dollar. The average rates for Q1 2017 for the Australian and Canadian dollars were $0.7583 and $0.7554 respectively, against the US dollar. For the same period in 2016, the average rate for the Canadian dollar was $ $0.7277, an increase of approximately 4%.

Much like gold prices, currency rates can be volatile and fluctuations can occur as a result of many different events, including but not limited to, global economies, government intervention, interest rate hikes and policies of the new US administration which have yet to take hold. Current 2017 forecasts project a slightly weaker Canadian dollar and a relatively flat Australian dollar over the course of the year from its current valuations. The Company does not currently have a foreign exchange hedging program in place to guard against significant fluctuations in either the Canadian or Australian dollar.

UPDATED RESOURCES AND RESERVES

On March 28, 2017, the Company provided an update on its consolidated 2016 year end Mineral Reserves and Mineral Resources and on March 30, 2017 filed its technical reports prepared in accordance with National Instrument 43-101, supporting the 2016 Mineral Reserve and Mineral Resource estimates for all of its operations (the “Technical Reports”). Highlights of the Technical Reports, which are available under the Company’s profile on SEDAR, include the following:

•

Macassa Mineral Reserves increased from December 31, 2014 by 37% to 2,010,000 ounces of gold, after two years of depletion totaling 336,000 ounces. Mineral Reserve grade increased by 7% to 20.8 g/t Au from the previous grade of 19.3 g/t Au.

•

Fosterville Mineral Reserves increased from December 31, 2015 by 66% to 643,000 ounces of gold, after one year of depletion of 151,755 ounces. Mineral Reserve grade increased 27% to 9.2 g/t Au from 7.3 g/t Au. Excluding Carbon- In-Leach Residues (“CIL”), after depletion, Fosterville’s Mineral Reserves increased over 100% to 490,000 ounces at an average grade of 9.8 g/t Au (1,560,000 tonnes).

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Total Canadian Mineral Reserves increased by 20% between 2014 and 2016 to 2,750,000 ounces of gold.

•

Total Australian Mineral Reserves increased by 24% from December 31, 2015 to 952,000 ounces of gold, mainly attributable to the 66% increase in Proven and Probable Mineral Reserves at Fosterville underpinned by down- plunge extensions of the high-grade, visible gold-bearing Lower Phoenix Gold Zone and the discovery of visible gold- bearing Harrier Zone.

The Canadian and Australian Mineral Reserves and Resources effective December 31, 2016 are summarized as follows:

CONSOLIDATED CANADIAN AND AUSTRALIAN MINERAL RESERVES, EFFECTIVE DECEMBER 31, 2016 2

	Tonnes		Gold Grade	Gold Ounces
	(000's	)	(g/t)	(000's	)

Macassa	3,000		20.8	2,010
Taylor	743		5.4	129
Holt	3,950		4.5	570
Holloway	58		5.7	10
Hislop	176		5.8	33
Total Canadian Operations	7,930		10.8	2,750

Fosterville	2,170		9.2	643
Northern Territory ("NT")	2,400		2.3	177
Stawell	2,700		1.5	132
Total Australia Operations	7,280		4.1	952

CONSOLIDATED CANADIAN AND AUSTRALIAN MINERAL RESOURCES, EFFECTIVE DECEMBER 31, 2016 2

	Measured & Indicated					Inferred
	Tonnes		Gold Grade	Gold Ounces		Tonnes		Gold Grade	Gold Ounces
	(000's	)	(g/t)	(000's	)	(000's	)	(g/t)	(000's	)

Macassa	2,480		16.6	1,320		1,420		20.2	924
Taylor	2,760		5.6	493		1,810		5.4	313
Holt	6,970		4.2	947		8,690		4.7	1,320
Holloway	1,370		5.3	231		2,710		5.2	456
Hislop	1,150		3.6	132		797		3.7	95
Aquarius	22,300		1.3	926		9		0.8	-
Canamax	240		5.1	39		170		4.3	23
Ludgate	522		4.1	68		1,400		3.6	162
Total Canadian Operations	37,800		3.4	4,160		17,000		6.0	3,300

Fosterville	15,300		5.7	2,790		5,400		4.6	792
Northern Territory ("NT")	30,700		2.2	2,180		15,100		2.3	1,110
Stawell	3,710		2.1	246		1,130		2.9	104
Total Australia Operations	49,700		3.3	5,220		21,700		2.9	2,000

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2 Mineral Resources are exclusive of Mineral Reserves for Canadian Assets and Mineral Resources are inclusive of Mineral Reserves for Australian Assets. For full disclosure, see the Company’s Technical Reports effective December 31, 2016, filed on SEDAR on March 30, 2017.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL SUMMARY

The following table provides key summarized consolidated financial information for the Company’s operations for the three months ended March 31, 2017 and 2016. Discussion of these results are included in this MD&A under the section, “Consolidated Financial Review”. The information for the three months ended March 31, 2016 includes St Andrew from January 26, 2016 to March 31, 2016. For the three months ended March 31, 2017, the information includes the consolidated financial information for the combined Company.

	Three months ended	Three Months Ended
(in thousands of dollars, except per share amounts)	March 31, 2017	March 31, 2016
Revenue	$168,528	$79,926
Production costs	80,609	42,715
Net earnings before taxes	24,957	14,499
Net earnings	13,133	9,115
Earnings per share - basic	0.06	0.09
Earnings per share - diluted	0.06	0.08
Cash flow from operations	68,606	31,531
Cash investment on mine development and PPE	$31,440	$13,349

CONSOLIDATED KEY PERFORMANCE MEASURES

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2016
Tonnes milled	520,888	223,450
Grade (g/t Au)	8.2	9.1
Recovery (%)	95.2	94.7
Gold produced (oz)	130,425	62,275
Gold Sold (oz)	137,841	69,309
Averaged realized price ($/oz sold)	$1,223	$1,154
Operating cash costs per ounce sold ($/oz sold)	564	569
AISC ($/oz sold)	873	861
Adjusted net earnings (in thousands)	$16,141	$13,849

Production and Revenue for Q1 2017

On a consolidated basis, the Company achieved quarterly production in Q1 2017 of 130,425 ounces, more than double the production in Q1 2016. The total ounces produced in Q1 2017 include a full quarter of production from consolidated operations of the combined Company. The comparative quarter in Q1 2016 only includes production results from the Holt Mine Complex from January 26, 2016 to March 31, 2016 (following the acquisition of St Andrew) and the full quarterly results from Macassa. Gold production in Q1 2017 was led by Macassa in Canada which produced 48,723 ounces of gold and Fosterville in Australia which produced 46,083 ounces; the two cornerstone mines accounting for 73% of the Company’s total gold produced in Q1 2017. Also worth noting is the Australian assets accounted for 55,175 ounces of gold produced in Q1 2017, or 42% of the total.

During Q1 2017, the Company processed a total of 520,888 tonnes at an average grade of 8.2 g/t and a recovery of 95.2% . When compared to the prior year Q1 2016, tonnes processed increased by 297,438 tonnes (Q1 2016 the Company processed 223,450 tonnes) and consolidated average grade and recovery was 9.1 g/t and 94.7% respectively. The increase in milled tonnes and the lower grade and recoveries for Q1 2017, reflect the inclusion of the Australian operations for the quarter as compared to the tonnes produced from Macassa and the Holt Mine Complex from January 26, 2016 in Q1 2016. The production for the period, aided by the acquisition of Newmarket in 2016, directly resulted in revenue for Q1 2017, totaling $168.5 million compared to $79.9 million in Q1 2016. Revenues were also supported further by a higher realized gold price per ounce sold in Q1 2017, averaging $1,223 compared to $1,154 in Q1 2016. The increase in gold price is in line with the discussions in the section “Key Performance Drivers” which outlines some of the key factors associated with the increased gold price during Q1 2017.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost Management

Total production costs for Q1 2017 were $80.6 million compared to $42.7 million in production costs for Q1 2016. The increase in production costs overall relates to the increased production from multiple mine sites as a result of the acquisition of St Andrew and Newmarket as previously discussed throughout this MD&A.

On a per unit basis, operating cash costs per ounce sold for Q1 2017 averaged $564/oz compared to $569/oz in Q1 2016, a slight decrease of 1%. AISC per ounce sold was $873/oz for Q1 2017, which was higher than Q1 2016 which averaged $861, which was a result of increased sustaining capital expenditures during the 2017 period over all the mine sites and the result of stronger Canadian and Australian currencies in Q1 2017 compared to the prior year quarter. The Company continues to focus on cost management strategies and efficiencies to obtain the most cost effective ounces on a consolidated basis.

Q1 2017 Net Earnings per Share of $0.06 and Adjusted Net Earnings per Share of $0.08

The Company introduced a new non-IFRS measure in Q3 2016, adjusted net earnings and adjusted net earnings per share (see the “Non-IFRS Measures” section of this MD&A for a full definition and reconciliation to net income).

Net earnings for Q1 2017 was $13.1 million (or $0.06 per basic share) compared to net earnings of $9.1 million (or $0.09 per basic share) for Q1 2016. When factoring into account certain one-time items totaling $2.5 million, including residual transaction costs on the acquisition of Newmarket of $0.4 million and purchase price allocations to inventory of $2.6 million from the Newmarket acquisition, adjusted net earnings totaled $16.1 million (or $0.08 per basic share). This reflects higher production, revenue, offset by increased operating costs overall, depreciation and depletion, higher general and administrative expenses and deferred tax expense. In addition, the Company also had a larger weighted average shares outstanding in Q1 2017 compared to the prior year quarter as a result of the acquisition of Newmarket in Q4 2016.

Strengthening Financial Position

Cash and cash equivalents at March 31, 2017 totaled $279.7 million and receivables totaled $5.2 million compared to $234.9 million of cash and cash equivalents and $7.5 million in receivables at December 31, 2016. The increase of cash and cash equivalents for Q1 2017 of $44.8 million was the result of significant increases in production as outlined above, timing of sustaining capital outlays, reduction in inventory and options exercised in Q1 2017. In addition, the Company holds the vast majority of its funds in either the Canadian or Australian dollar and the impact of both currencies strengthening in Q1 2017 positively impacted the Company’s overall cash position in US dollar terms.

Working capital over the same period also increased significantly, totaling $125.0 million as at March 31, 2017 compared to working capital as at December 31, 2016 of $92.3 million, an increase of $32.7 million over the first quarter of 2017. The working capital increase is largely impacted by the substantial increase in cash and cash equivalents over the quarter, while at the same time reducing overall current liabilities by $2.3 million from the year end. The working capital as at March 31, 2017 includes the convertible debentures of $86.9 million which are all due in 2017, and the current portion of finance leases totaling $12.2 million. Based on the Company’s financial strength and strong cash and working capital position, management believes the Company has the flexibility to manage the current levels of convertible debentures as they become due.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the eastern part of northern Ontario, Canada, approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa boasts proven and probable reserves of 3.0 million tonnes grading an average of 20.8 g/t gold for a total of 2.0 million ounces.

	Three months ended	Three Months Ended
Operating results	March 31, 2017	March 31, 2016

Total Ore Milled (t)	91,460	85,845
Run of Mine (t)	85,546	85,845
Low Grade (t)	5,914	-
Average Grade (g/t)	17.1	15.3
Run of Mine (g/t)	18.1	15.3
Low Grade (g/t)	2.0	-
Recovery (%)	97.1	97.3
Gold Oz Produced	48,723	41,054
Development metres - operating	817	1,619
Development metres - capital	1,476	1,417
Operating cash costs per ounce sold	$514	$517
AISC per ounce sold	$782	$816
Total capital expenditures (in thousands)	$12,671	$10,215

Macassa continued to deliver solid operating results during Q1 2017 with gold production of 48,723 ounces, representing a 19% increase from Q1 2016 of 41,054 ounces. The increased production reflects a 6% increase in mill throughput and a 12% increase in grade as compared to Q1 2016. During Q1 2017, the mill processed 91,460 tonnes at an average grade of 17.1 g/t gold with a mill recovery of 97.1% . Mill throughput during Q1 2017 was 11% lower than the 102,289 tonnes processed in Q4 2016 due to the processing of 27,500 tonnes of low grade material in Q4 2016. The increase in ounces is attributed to the significantly higher grade ore milled during the quarter. Mill recovery over all periods was consistently over 97%.

Mine production during Q1 2017 totaled 89,177 tonnes at an average run of mine grade of 17.4 g/t gold, a decrease of 6% compared to 95,168 tonnes at a grade of 15.0 g/t gold for Q1 2016 and an increase of 6% compared to Q4 2016 of 84,229 tonnes at a grade of 21.6 g/t gold. The decrease in mine production in Q1 2017 decreased due to increase focus on mine development in Q1 2017.

Development of the 5600' Level and 5700’ Level in the lower South Mine Complex ("SMC") continues to be advanced. The main decline development is ongoing, although the focus in Q1 2017 was development of the 5700’ Level east and west from the main ramp. The 5712 Decline towards the Lower D North (LDN) zone is now below the 5700' Level and infrastructure is currently being developed in order to commence production in the latter part of 2017.

The Company continues to focus on obtaining the best value for its ounces produced, with operating cash costs per ounce sold from Macassa averaging US$514/oz in Q1 2017. The costs were impacted by production improvements and an increase in ounces sold as a result of higher production at increased average grades. Production improvements were realized by the addition of the 2 boom Jumbo drills at the mine and new scoop trams. The addition of a second one boom jumbo in Q2 2017 is also expected to help productivity going forward.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

In Q4 2016, in planning for the future of mining operations at the Macassa Mine, the Company determined it would be appropriate to begin permitting a new tailings facility and phasing out use of the existing tailings facility. As part of that decision, the Company identified additional rehabilitation work not contemplated in the original closure plan that the Company determined necessary to safely close and reclaim the existing tailings area. At the end of Q1 2017, rehabilitation design was almost complete with a requirement of 1.1 million tonnes of rock being placed to the existing facility. Design has also started on the new tailings facility. Permitting is ongoing for both the existing and new tailings facility. The Company expects the permit for the existing facility to be received in Q2 2017 and expects to submit permit applications for the new facility in Q4 2017. Pending the timing of the permitting process, the Company anticipates constructing the new facility in Q2 2018.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: the Holt Mine and Mill and the Holloway Mine, which are both located at the eastern end of East Timmins, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). The Holt-Holloway property package is comprised of 48 separate property elements totaling 691 claims for an aggregate area of 15,172 hectares. The Taylor Mine consists of 31 patented claims for a total area covering 1,067 hectares. In total, the three mines comprise a total proven and probable reserves estimated at 709,000 ounces of gold.

The following section provides a breakdown and discussion of each mine within the Holt Mine Complex. The information represents the results from the date of the St Andrew acquisition (January 26, 2016).

Holt Mine
	Three Months Ended	Three month ended
Operating results	March 31, 2017	March 31, 2016	(1)

Total Ore Milled (t)	105,629	74,390
Average Grade (g/t)	4.8	4.3
Recovery (%)	94.9	94.6
Gold Oz Produced	15,318	9,662
Development metres - operating	1,005	506
Development metres - capital	1,126	635
Operating cash costs per ounce sold	$681	$656
AISC per ounce sold	$1,077	$949
Total capital expenditures (in thousands)	$4,201	$2,543

[1]	Results of the Holt Mine included from the date of St Andrew acquisition (January 26, 2016).

During Q1 2017, the Holt Mine produced a total of 15,318 ounces of gold. Average grade in Q1 2017 was higher at 4.8 g/t gold, an increase of 12% from Q1 2016. Recoveries were also slightly above the prior period.

Ore tonnes mined for the quarter were down slightly from expectations as a result of a hanging wall failure in the Zone 4 - 8 stope negatively impacting production. Grade improved from Q4 2016, which was an average of 4.6 g/t gold and tonnes milled decreased by 7% in Q1 2017 from Q4 2016, which resulted in a decrease of quarterly gold production of 443 ounces from 15,761 ounces in Q4 2016 to 15,318 ounces in Q1 2017. Gold was mainly derived from Zone 4 on the 925m Level and 1075m Level mining areas and from Zone 6 on the 775m Level and 925m Level.

Total operating cash cost per ounce sold for Q1 2017 was $25/oz higher than Q1 2016 costs of $656/oz due mainly to 1,005 meters of operating development completed in Q1 2017 compared to 506 meters in Q1 2016. In addition, AISC per ounce increased to $1,077/oz in Q1 2017 compared to Q1 2016 AISC of $949/oz.

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Taylor Mine
	Three Months Ended	Three month ended
Operating results	March 31, 2017	March 31, 2016	(1)

Total Ore Milled (t)	63,289	31,487
Average Grade (g/t)	5.6	7.6
Recovery (%)	96.7	95.8
Gold Oz Produced	10,942	7,347
Development metres - operating	1,124	293
Development metres - capital	477	668
Operating cash costs per ounce sold	$607	$460
AISC per ounce sold	$798	$636
Total capital expenditures (in thousands)	$1,948	$1,523

[1]	Results of the Holt Mine included from the date of St Andrew acquisition (January 26, 2016).

In Q1 2017, Taylor produced 63,289 tonnes at an average grade of 5.6 g/t gold for 10,942 ounces of gold produced, compared to 31,487 tonnes at 7.6 g/t gold for 7,347 ounces of gold produced in Q1 2016. The grade has decreased compared to Q1 2016 due to sequencing as mining has been focused on the fringes of the 1004 deposit.

The overall operating cash costs per ounce sold in Q1 2017 was $607/oz compared to $460/oz in Q1 2017. The increase also affected AISC in Q1 2017 at $798/oz compared to $636/oz for Q1 2016. The increase in unit costs in Q1 2017 was primarily due to a decrease in average grade.

Holloway Mine

In Q1 2017, 2,676 tonnes from Holloway mine stockpile were milled at a grade of 3.5 g/t gold, resulting in the production of 267 ounces. For Q1 2016, Holloway milled a total of 31,677 tonnes of ore at an average grade of 4.5 g/t gold and a recovery of 91.1% resulting in total gold production of 4,212 ounces. During Q1 2017 sold 1,725 ounces of gold.

In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Mine to a temporary suspension of operations. The mine will be maintained in a production ready state with the intent of restarting the operation in the future with meaningful and enhanced economics and pending successful exploration programs being completed.

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the area dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced well over one million ounces since that time. Proven and Probable Reserves (resources are inclusive of reserves) were recently calculated at 643,000 ounces of gold grading an average of 9.2 g/t (1.56Mt), including CIL residues of 616,000 tonnes grading 7.7 g/t gold for 153,000 ounces.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months ended
Operating results	March 31, 2017	(1)

Total Ore Milled (t)	137,788
Average Grade (g/t)	11.1
Recovery (%)	93.7
Gold Oz Produced	46,083
Development metres - operating	554
Development metres - capital	888
Operating cash costs per ounce sold	$354
AISC per ounce sold	$571
Total capital expenditures (in thousands)	$9,760

(1)

No financial or operational information is presented in the above table for Q1 2016 as the Company was not entitled to the economic benefits of operations at the Fosterville Gold Mine prior to November 30, 2016. However, for the purposes of understanding the current results of operations, certain operational measures are discussed in the discussion below.

Fosterville had an exceptional quarter, producing a record 46,083 ounces of gold in Q1 2017 which eclipsed the previous high achieved in Q4 2016 by 4%. This result marked a 39% increase over the 33,138 ounces produced in Q1 2016 driven by record grade and mill recovery.

Mine production continued to deliver a solid performance during Q1 2017, producing 146,928 tonnes at an average grade of 12.4 g/t gold compared to 168,812 tonnes at 9.5 g/t gold in Q4 2016 and 169,931 tonnes at 7.2 g/t gold in Q1 2016. Mined tonnes decreased by 13% compared to the previous quarter as the operation continues to focus on optimizing the extraction of high-grade lenses on multiple levels in the Lower Phoenix area. The resultant grade surpassed the previous high from last quarter with continued high-grade stope production and development on multiple levels in the Lower Phoenix area where both west and east-dipping lenses were extracted. The reconciled grade over-performed relative to the resource model in some locations, particularly in areas of structural complexity.

Mine development advanced at an average monthly rate of 480m (1,441m in total) for operating and sustaining capital development, below both Q4 2016 (-15%) and Q1 2016 (-10%). Significant investment in diamond drilling also continued with seven rigs in action at quarter end drilling a combination of exploration and resource definition programs. The focus of activities was predominantly on the Harrier South and Lower Phoenix systems with exceptional high-grade drill results from the Lower Phoenix system announced on the Company’s press release dated January 17, 2017.

During Q1 2017, the mill processed 137,788 tonnes at an average grade of 11.1 g/t gold compared to 176,242 tonnes at 8.5 g/t in Q4 2016 and 161,868 tonnes at 7.3 g/t in Q1 2016. Mill throughput was driven by availability of mine tonnes offset slightly by a 9,000 tonnes increase in the stockpile over the quarter. In addition to the record quarterly mill grade, recovery for the quarter also set a new record of 93.7% (previous high was 92.4% in Q4 2016). The proportion of gold recovered in the gravity circuit increased significantly to average 30% for the quarter, compared to an average of 16% in the first three quarters of operation (Q2-4 2016). This result has been driven by a greater proportion of gravity recoverable gold in the ore mined coupled with ongoing optimization of the circuit’s operation.

Fosterville achieved operating cash costs per ounce sold of $354 for the quarter and all-in sustaining costs per ounce of $571, as the operation realized the benefit of the focus on total extraction mining methods and the resultant higher grades. Capital expenditures of $9.8 million for the quarter was driven predominantly by underground development and resource definition drilling and was broadly aligned to average quarterly expenditure for 2016.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Cosmo Mine

The Cosmo Mine and the operations in the area is comprised of a group of mineral tenements totaling over 2,000 km2 in the Northern Territory, Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Cosmo Mine has a total Proven and Probable Reserves of 63,000 ounces of gold grading an average of 3.1 g/t (639,000 tonnes).

	Three months ended
Operating results	March 31, 2017	(1)

Total Ore Milled (t)	120,047
Average Grade (g/t)	2.5
Recovery (%)	95.2
Gold Oz Produced	9,092
Development metres - operating	417
Development metres - capital	461
Operating cash costs per ounce sold	$1,531
AISC per ounce sold	$1,964
Total capital expenditures (in thousands)	$4,341

(1)

No financial or operational information is presented in the above table for Q1 2016 as the Company was not entitled to the economic benefits of operations at the Cosmo Gold Mine prior to November 30, 2016. However, for the purposes of understanding the current results of operations, certain operational measures are discussed in the discussion below.

During Q1 2017, Cosmo’s production totaled 9,092 ounces, this is compared to 13,307 ounces in Q4 2016, a decrease of 32% and 16,340 ounces in Q1 2016, a decrease of 44%. Cosmo’s overall performance has been impacted by subpar mine performance. The mine has suffered several issues, the first being the loss of the secondary egress from the mine after a fall of ground in February 2017 around the 835 level. This resulted in the suspension and then limitation of production mining from Cosmo. Access to the second egress was re-established in March 2017. Tonnes mined from Cosmo have been significantly affected for Q1 2017 with only 26,000 tonnes mined in February and 29,000 tonnes mined in March, after 65,000 tonnes were mined in January.

Additionally poor stope performance continued to be an issue in the higher grade areas of Cosmo within Mining Block 8. This resulted in very high dilution and stope failures which also attributed to the mine’s poor performance through the loss of some higher grade material which is now sterilized. This issue has been ongoing for several months but during this quarter the final ore was mined from Mining Block 8 with dilution better controlled and more predictable in other areas of the mine. Milled grade for the quarter was around 20% lower than planned due to the change in mining areas away from Mining Block 8.

The maiden Lantern Deposit Mineral Resource was reported during Q1 2017 and work is underway to determine development plans and drilling requirements to develop these mineral resources to mineral reserves for mining in late 2017. Development is also underway to access parts of the Western Lodes which have been defined in recent years with some material expected to be mined from the 500 Lode in Q2 2017. Cosmo will have 3 underground diamond rigs and a surface rig drilling during Q2 2017, with the main focus on upgrading resources to, at least, an indicated category.

KL Gold will suspend production at the Cosmo Mine, commencing June 30, 2017 to allow the Company to focus its activities on an aggressive resource definition and exploration phase at the Cosmo and Lantern deposits, and resume active exploration on advanced regional targets. The Cosmo Mine will be maintained in a state of readiness to allow operations to recommence when its exploration, resource definition and development planning phase is completed. The Lantern discovery has the potential to consider mining of higher tonnages at an increased grade, and a full appreciation of this development stage opportunity is required.

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GROWTH AND EXPLORATION

Canada

At the Canadian operations, Kirkland Lake Gold continued to invest in growth programs with the aim of delineating near-term resource growth at the Company’s operating mines. As of March 31, 2017, the Company has incurred $3.9 million in exploration and evaluation expenditures, consisting of multiple drill programs at Macassa, Taylor and Holt operations.

Macassa Mine

South Mine Complex (“SMC”) Underground Drill Programs – During Q1 2017, Macassa reported positive results from 9 underground, near-mine exploration drill holes totaling 13,500m, which continued to return significant intercepts containing high-grade visible gold mineralization. The drilling program infilled gaps in drill hole coverage between inferred resource blocks and identified new mineralization associated with the easterly strike extension of the SMC within the HM Claim, located approximately 610m southeast of the #2 shaft at the Macassa Mine Complex. In addition, the 5300 level exploration drift was advanced a total of 47m to the east during the quarter.

Underground drilling on the 5300 level continued to focus on defining the easterly and westerly strike extension of the SMC zone mineralization. Recent drill results from the SMC program continue to support the view that the system remains open for expansion.

Surface drill testing of the easterly strike extension of the SMC zone, the Amalgamated Break targets continued to remain a high priority for the company throughout Q1 2017. A total of five drills produced over 15,300m of core during the quarter. Drilling is focusing on testing the projected SMC corridor on both the former Teck Hughes and Lakeshore properties specifically in areas where historical development has taken place in the hangingwall (south) of the Main Break. Surface drilling continues to target potential mineralization associated with the Amalgamated Break to the south in the vicinity of the Lakeshore cross-fault.

During Q1 2017, underground drilling on the 4250 level at Macassa targeted mineralization associated with the ’04 Break above the 3000 level elevation and the ’05 Break which is situated approximately 500m north of the ’04 Break.

Taylor Mine

Surface drilling on the Taylor property is focused on continuing to test for both strike and depth extensions to the mineralized zones identified east of the Shaft Deposit as part of the 2016 drill campaign. Drill results from the project were reported by the Company in early January which effectively extended the mineralized zone approximately 800m east of the Shaft. Drilling targeted flat dipping mineralized quartz veins situated in the hanging wall of the Porcupine Destor Fault (“PDF”). A total of 16 holes / 3,500m of drilling have been completed on the Taylor property in Q1 2017.

Australia

Fosterville Mine

Lower Phoenix Gold System and Eagle Faults Underground Resource Definition Drilling Program – During Q1 2017, drilling from 3 diamond drill rigs have continued to focus on resource definition and understanding of multiple gold targets including the Lower Phoenix Footwall (“LPFW”) and Eagle Faults. Reported drill results from 59 holes (14,070m) are from intercepts through the Lower Phoenix Footwall and Eagle resource target areas. Mining production continues on the upper-plunge areas of the Lower Phoenix gold system structures including the high-grade Eagle Fault, which has largely contributed to Fosterville’s record run of mine grade of 12.3 g/t during Q1 2017. For full tables and details, see the Company’s news release dated May 3, 2017.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Lower Phoenix Footwall Structure - Infill drilling into the newly discovered west dipping Lower Phoenix Footwall Structure continues to return extremely high-grade results including of:

•	381 g/t Au over 2.8m (ETW 2.5m), (including 1,062 g/t Au over 1.0m [ETW 0.9m]) in hole UDH1982;
•	345 g/t Au over 7.0m (ETW 6.4m), (including 4,550 g/t Au over 0.5m [ETW 0.4]) in hole UDH1991;
•	645 g/t Au over 1.3m (ETW 1.1m) in hole UDH1978; and
•	187 g/t Au over 4.0m (ETW 3.6m) in hole UDH1946.

These results strongly support drill results reported in the January 17, 2017 Kirkland Lake Gold news release which included the Fosterville Mine record drill intercept of 1,429 g/t Au over 15.15m (ETW 4.97m) in hole UDH1817 (including 21,490 g/t Au over 0.6m [ETW 0.24m]) . The repeatability of high-grade results on this structure, at close drill spacing provides increased confidence that there is a coherent, extremely high-grade lode of mineralization. Additional high-grade results have been returned on this structure including 14.7 g/t Au over 11.1m (ETW 9.1m) in hole UDH2023 and 15.2 g/t Au over 10.3m (ETW 7.7m) in hole UDH1992 outside December 2016 Measured and Indicated Mineral Resources. This structure has now been defined over a strike extent of 210m and vertical extent of 180m. The mineralized zone appears to adjoin the high-grade Eagle structure at its lower edge and is untested down-plunge. Continued drilling from the hangingwall drill platforms during 2017 will continue to advance the understanding and scale of this attractive resource growth target.

Eagle Structure - Recent drilling continues to return significant high-grade gold intercepts containing significant amounts of visible gold. Recent drill results into the Eagle Fault include 404 g/t Au over 16.0m (ETW 7.5m), (including 12,039 g/t Au over 0.4m [ETW 0.2m]) in hole UDH1970, 274 g/t Au over 9.7m (ETW 9.2m), (Including 498 g/t Au over 1.3m [ETW 1.1m]) in hole UDH1946B and 399 g/t Au over 3.6m (ETW 1.0m), (Including 2,036 g/t Au over 0.7m [ETW 0.2m]) in hole UDH1865A. These results continue to confirm the continuity and high-grade tenor of the Eagle Fault.

Q1 2017 run of mine grade of 12.3 g/t Au provides confirmation of the high-grade nature of the Eagle Fault which is particularly endowed with visible gold mineralization at its intersection with the Lower Phoenix and East Dipping Faults. Reconciled production data significantly outperformed grade estimates in this zone during the quarter with two stoping blocks (over 6,500 tonnes each) reconciling grades above 40 g/t Au.

The Eagle fault remains open down plunge south of 6350mN and drilling during 2017 will continue to focus on extension and infill definition of this highly mineralized structure.

Harrier South Gold System Underground Resource Definition Drilling Program – During Q1 2017, drilling from one diamond rig has continued to focus on resource definition and understanding of multiple gold targets including the Harrier Base Fault in the Harrier South gold system. Reported drill results from 20 holes (7,791.1m) are from intercepts though the Harrier Base resource target area. For a full list of drill results, refer to the Company’s news release dated May 3, 2017.

Harrier Base Structure - Drilling on the Harrier Base Structure continues to return high-grade mineralization. Key intercepts include:

•	25.6 g/t Au over 3.9m (ETW 3.7m) in hole UDH1987;
•	15.5 g/t Au over 2.4m (ETW 2.3m) (including 80.6 g/t Au over 0.3m [ETW 0.3m]) in hole UDH1984;
•	11.9 g/t Au over 6.8m (ETW 6.8m), (including 54.1 g/t Au over 0.6m [ETW 0.5m]) in hole UDH1921; and
•	10.1 g/t Au over 10.6m (ETW 10.1m) in hole UDH1913 (Figure 4).

Decline development has recently commenced to access high-grade Harrier Base mineralization, which forms part of the December 2016 Mineral Reserve estimate, with the aim to add an alternative production source to the Lower Phoenix mineralized zone during 2018.

Planned drilling for 2017 will test the down plunge extensions of the Harrier Base structure to 4650mN, approximately 100m beyond the current extent of drilling.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Robbin’s Hill Surface Drilling - During Q1 2017 surface diamond drilling of 3,399.2m was completed in the north-east portion of the Fosterville Mining Lease at Robbin’s Hill. Drilling was completed on section 12500mN and commenced 200m north on 12700mN. The drill holes on 12500mN intersected several narrow zones of mineralization prior to piercing the main target, the west dipping Farley’s Fault, subordinate footwall structures. The last and steepest hole on the section intersected significant zone of pyrite-arsenopyrite mineralization and massive quartz and minor stibnite. The potential dip extent of the Farley’s Fault mineralization on the 12500mN is approximately 550m.

Cosmo Mine and Northern Territory (“NT”)

During Q1 2017 drilling has continued to test down-plunge extensions of the Lantern Deposit that comprises seven mineralized lodes. A total 6,195.5m of combined underground (4,933.8m) and surface (1,261.7m) diamond Growth drilling has been completed and underground Lantern resource definition drilling has commenced.

The Growth drilling has reaffirmed the mineral resource modelling and is providing support for an increase in the mineralization extents. Visible gold has been observed in the Q1 2017 drilling and is consistent with previous drilling of the Lantern target in 2016. Several Lantern programs are scheduled be undertaken over the next six months and include step-out exploration drilling, resource definition drilling targets.

CONSOLIDATED FINANCIAL REVIEW

	Three months ended	Three Months Ended
(in thousands except per share amounts)	March 31, 2017	March 31, 2016

Revenue	$168,528	$79,926

Production costs	(80,609)	(42,715)
Royalty expense	(4,667)	(3,154)
Depletion and depreciation	(35,459)	(10,707)
Earnings from mine operations	47,793	23,350

Expenses
General and administrative	(5,565)	(1,578)
Transaction costs	(378)	(1,511)
Exploration and evaluation	(9,301)	(1,879)
Care and mainteance	(5,075)	(20)
Earnings from operations	27,474	18,362

Finance and other items
Other income (loss), net	210	(1,303)
Finance income	572	151
Finance costs	(3,299)	(2,711)
Net earnings before taxes	24,957	14,499

Current income tax expense (recovery)	(5,645)	(894)
Deferred tax expense	(6,179)	(4,490)

Net earnings	$13,133	$9,115
Basic earnings per share	$0.06	$0.09
Diluted earnings per share	$0.06	$0.08
Adjusted earnings per share	$0.08	$0.13

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company reported Q1 2017 earnings from mine operations of $47.8 million compared to $23.4 million for Q1 2016. The increase reflects higher revenues as a result of the acquisition of Newmarket in Q4 2016 and the acquisition of St Andrew in Q1 2016. The acquisition of Newmarket contributed $69.0 million in additional total revenues for Q1 2017, or just under 41% of the total revenue. Revenues were also higher as a result of an increase in average realized gold price per ounce sold in the period, averaging $1,223 in Q1 2017 compared to $1,154 in Q1 2016, an increase of 6%. Overall revenue more than doubled from the prior year comparable quarter as a result of the acquisitions of Newmarket and St Andrew, increased production from Macassa, and increased average realized gold price, offset by a comparatively stronger Australian and Canadian dollar in Q1 2017 compared to Q1 2016.

Production costs increased by slightly less than double from the prior year same period, totaling $80.6 million compared to $42.7 million. The overall costs increased as a result of the increased production and mining activity as a result of the acquisitions in 2016. Earnings from mine operations was offset by higher royalties and higher depreciation and depletion expense in Q1 2017 compared to Q1 2016, which is also the result of the acquisition of Newmarket. The Australian operations have a 2% NSR on all gold production at Fosterville and the increase in depreciation and depletion was a result of the purchase price allocation on Newmarket’s acquisition resulting in higher mineral property and PPE values which are being amortized over the life of mine and over the life of the underlying assets.

Operating cash costs per ounce sold in Q1 2017 totaled $564/oz compared to $569/oz in Q1 2016. The decrease is reflective of the results of the low cost production from Fosterville in Australia and Macassa in Canada, and higher production in Q1 2017 as a result of higher average grades.

The Company reported net earnings of $13.1 million or $0.06 per basic share for Q1 2017 and $9.1 million or $0.09 per basic share for Q1 2016. The increase in net earnings over the 2016 period is the result of the above impacts on earnings from mine operations, offset by increases in depreciation and depletion, higher general and administrative expenses, exploration, care and maintenance resulting from the increased level of operations following the acquisitions of St Andrew and Newmarket in 2016. The increase in depreciation and depletion in Q1 2017 was a result of the significant fair value addition to mining interest and property, plant & equipment acquired through the business combination with Newmarket in Q4 2016. Total depletion and depreciation charges are expected to increase by approximately $45.1 million in 2017 over 2016 levels with a reduction to Q1 2017 earnings by approximately $16.8 million when compared to Q1 2016. Earnings per share is impacted by the increase in the Company’s weighted average shares outstanding as a result of the issuance of shares from the Newmarket transaction.

General and administrative expenses increased to $5.6 million for Q1 2017 compared to $1.6 million in Q1 2016. The increase is related to increased staffing, consulting, and integration programs implemented in 2017 as a result of the acquisition of St Andrew and Newmarket. The increase is also reflective of the overall increase in corporate activity required to support increased mining operations across two jurisdictions. In addition, stock-based compensation for Q1 2017 was $1.2 million compared to $0.2 million in Q1 2016 as a result of the granting of certain options to directors, officers, and employees of the Company in Q1 2017.

Residual transaction costs associated with the Newmarket Arrangement incurred in Q1 2017 were $0.4 million, while the Company incurred $1.5 million in costs associated with the acquisition of St Andrew during Q1 2016.

Exploration expenses increased significantly in Q1 2017 compared to Q1 2016, totaling $9.3 million compared to $1.9 million reflecting the higher level of exploration activity planned for 2017. In total, $5.4 million related to exploration in Australia and $3.9 million in Canada. The results of exploration activities are outlined in further detail in the section “Growth and Exploration”.

Care and maintenance costs for Q1 2017 totaled $5.1 million, of which $3.4 million related to care and maintenance at Stawell which was transitioned to care and maintenance in December 2016 and the remaining amount, of $1.7 million relating to the transition of Holloway into a production ready state with the intent of restarting the operations in the future with meaningful and enhanced economics and pending successful exploration programs being completed.

Finance expense is consistent relative to the periods presented and relates to various financial instruments held by the Company, including the accretion of the convertible debentures and the costs associated with finance lease obligations. Finance income relates primarily to interest earned on excess cash held on account and is increased from the prior year as a result of the significant increase in cash from the prior period.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for current and deferred income tax expense totaling $11.8 million for Q1 2017 and $5.4 million for Q1 2016. The increase is a result of the increase in taxable income in Canada as a result of increased mine earnings.

LIQUIDITY AND FINANCIAL CONDITION REVIEW

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at March 31, 2017, Kirkland Lake Gold had a positive working capital balance of $125.0 million, including a cash and cash equivalents balance of $279.7 million, a significant increase from December 31, 2016 working capital of $92.3 million and cash and cash equivalents of $234.9 million. The strengthening of working capital reflects ongoing free cash flow generation from the Company’s mine operations and aided by increased revenues from higher volume of sales, timing of sustaining capital outlays and reduction in inventory.

The Company has a carrying value of $86.9 million in convertible debentures maturing in 2017. The first issue of convertible debentures with a total face value of C$56.8 million matures on June 30, 2017 and the second issue with a face value of C$62.0 million matures on December 31, 2017. The Company continues to monitor the status of these convertible debentures and has sufficient cash on hand to redeem if required.

Cash Flow Analysis

The Company generated $68.6 million in cash flow from operations during 2016, which included changes in non-cash working capital, which increased cash flow by $4.3 million.

Net cash flows from financing activities during Q1 2017 were $1.4 million reflecting proceeds of $5.0 million from the exercise of stock options, partially offset by finance lease repayments, net of interest received of $3.6 million.

Cash outflows from investing activities Q1 2017 was $31.1 million. Mineral property expenditures in Q1 2017 was $23.4 million and a total of $8.0 million was spent on capital equipment.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations for the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2017, the Company did not have any off-balance sheet items.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information
		Weighted Average
	As at March 31, 2017	Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	206,218,611	-
Issued: Convertible debenture – 6% p.a. – principal remaining	C$56.8 million	C$15.00
Issued: Convertible debenture – 7.5% p.a. – principal remaining	C$62.0 million	C$13.70
Issued: Stock options	5,634,465	C$4.81
Issued: Restricted share units	351,240	-
Issued: Performance share units	570,640	-

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2016 and are further set out in the Company’s management information circular dated April 7, 2017 filed on SEDAR.

As at March 31, 2017, if the holders of the convertible debentures elected to convert to common shares of the Company, the Company would be required to issue approximately 8.3 million common shares in fulfilment of the terms of the debentures. The 6% per annum debentures mature on June 30, 2017 and the 7.5% per annum debentures mature on December 31, 2017.

QUARTERLY INFORMATION

The consolidated results presented below include the results of operations for St Andrew from January 26, 2016 and Newmarket from November 30, 2016. Accordingly, results prior to January 26, 2016 only include operations of Old Kirkland Lake Gold. The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim condensed consolidated financial statements for each of the periods considered below and for the year ended December 31, 2016.

	2017	2016				2015
	Three Months Ended					Two Months Ended	Three Months Ended
(in thousands except per share amounts)	March 31	December 31	September 30	June 30	March 31	December 31	October 31	July 31
Revenue	$168,528	$134,225	$100,825	$91,689	$79,926	$27,860	$38,420	$49,516
Net earnings before income taxes	$24,957	$11,194	$30,158	$17,017	$14,499	$1,887	$4,827	$6,088
Net earnings	$13,133	$3,076	$18,880	$10,641	$9,115	$609	$1,615	$3,508
Net earnings per share (basic)	$0.06	$0.02	$0.15	$0.09	$0.09	$0.01	$0.02	$0.04
Net earnings per share (diluted)	$0.06	$0.02	$0.15	$0.09	$0.08	$0.01	$0.02	$0.04

The Company changed its fiscal year end from April 30th to December 31st effective on January 1, 2016. As such for comparative purposes the 2015 prior period quarters will consist of a two month period end December 31, 2015.

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended, for additional disclosures refer to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

RELATED PARTY TRANSACTIONS

The Company did not have any related party transactions during the period ended March 31, 2017.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

Useful Life of Plant and Equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the three months ended March 31, 2017 and 2016.

Estimation of Reserves and Resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense and the determination of the timing of rehabilitation provision costs as well as in the impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred Income Taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of Assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental Rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2016. The following outlines the new accounting policies adopted by the Company effective January 1, 2017 and those new standards and interpretations not yet adopted by the Company.

Basis of Presentation – Change in Reporting Currency

Following the business combination with Newmarket, the Company retrospectively changed its reporting currency from Canadian dollars to United States dollars with effect from the year ended December 31, 2016. The functional currencies of the Company’s various subsidiaries – functional currencies referring to the currencies of the primary economic environments in which underlying businesses operate remain unchanged.

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.

International Accounting Standards 7, Statement of Cash Flows (“IAS 7”)

The International Accounting Standards Board (“IASB”) issued amendments to IAS 7, Statement of Cash flows (“IAS 7”), in January 2016. The amendments are effective for annual periods beginning on or after January 1, 2017. This amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash changes. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

International Accounting Standards 12, Income Taxes (“IAS 12”)

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

New Standards and Interpretations Not Yet Adopted

IFRS 2, Share Based Payments (“IFRS 2”)

Final amendments to IFRS 2, Share Based Payments ("IFRS 2") were issued in June 2016 to clarify the classification and measurement of share based payment transactions. These amendments deal with variations in the final settlement arrangements including; (a) accounting for cash settled share based payment transactions that include a performance condition, (b) classification of share based payment transactions with net settlement features, and (c) accounting for modifications of share based payment transactions from cash settled to equity. These changes are effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of the changes to IFRS 2.

IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets – fair value through other comprehensive income; (ii) a single, forward-looking “expected loss” impairment model, and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has made progress in its implementation of IFRS 9, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet determined the extent of the impact of the new standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued the IFRS 16, which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently in the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

On December 8, 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the Interpretation to have a material impact on the financial statements.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Free Cash Flow per share

In the gold mining industry, free cash flow and free cash per share are common performance measures with no standardized meaning. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations; free cash flow per share is calculated by dividing free cash flow for the period by the weighted average number of outstanding shares for that period.

The Company discloses free cash flow and free cash flow per share as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from operations.

Free cash flow and free cash flow per share are reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands, except per share amounts)	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Net cash provided by operating activities	$68,606	$31,531
Mineral property additions	(23,440)	(12,177)
Property, plant and equipment (1)	(8,000)	(1,172)
Free cash flow	$37,166	$18,182
Weighted average shares outstanding - basic ('000s)	204,468	105,281
Cash flow per share generated from operations	$0.34	$0.30
Free cash flow per share	$0.18	$0.17

[1]	Excludes finance lease additions

Operating Cash Costs and Operating Cash Costs per Tonne and Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS.

Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash costs per tonne of ore produced is calculated by dividing operating cash costs to tonnes milled; operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital (capital required to maintain current operations at existing levels), corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months ended March 31, 2017 and 2016:

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Q4 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended March 31, 2017
(in thousands, except per tonne and per	Holt	Holloway	Taylor	Holt Mine	Macassa	Fosterville	Cosmo	General and	Total
ounce amounts)	Mine	Mine	Mine	Complex	Mine	Mine	Mine	Administrative	Consolidated
Production costs	$10,857	$887	$6,963	$18,708	$27,016	$19,050	$15,835	-	$80,609
Share based payment expense	(5)	(1)	(4)	(10)	(95)	(138)	-	-	(243)
Purchase Price Allocation(1)	-	-	-	-	-	(2,630)	-	-	(2,630)
Operating cash costs	10,852	886	6,959	18,698	26,921	16,282	15,835	-	77,736
Royalties	2,055	32	208	2,295	1,292	1,080	-	-	4,667
Share based payment expenses	5	1	4	10	95	138	-	-	243
Rehabilitation acretion	32	-	23	55	19	43	128	-	244
General and administrative costs(2)	-	-	-	-	-	-	-	5,565	5,565
Mine development	3,216	-	1,713	4,929	7,371	7,511	3,549	-	23,360
Plant and equipment(3)	985	-	235	1,220	5,300	1,205	792	-	8,517
AISC	17,146	919	9,143	27,207	40,998	26,259	20,304	-	$120,333
Ounces of gold sold	15,926	1,725	11,460	29,111	52,411	45,979	10,340	-	137,841
Operating cash cost per ounce sold	$681	$514	$607	$642	$514	$354	$1,531	-	$564
AISC per ounce sold	$1,077	$533	$798	$935	$782	$571	$1,964	-	$873

Three months ended March 31, 2016
(in thousands, except per tonne and per	Holt	Holloway	Taylor	Holt Mine	Macassa	General and	Total
ounce amounts)	Mine	Mine	Mine	Complex	Mine	Administrative	Consolidated
Production costs	$10,120	$5,049	$6,401	$21,570	$21,145	-	$42,715
Share based payment expense	-	-	-	-	(50)	-	(50)
Purchase Price Allocation(1)	(1,320)	(110)	(1,793)	(3,223)	-	-	(3,223)
Operating cash costs	8,800	4,939	4,608	18,347	21,095	-	39,442
Royalties	1,387	398	115	1,900	1,254	-	3,154
Share based payment expenses	-	-	-	-	250	-	250
Underground mining exploration	(30)	98	127	195	462	-	657
Rehabilitation acretion	23	5	6	34	30	-	63
General and administrative costs(2)	-	-	-	-	-	1,578	1,578
Mine development	2,091	218	1,458	3,767	8,336	-	12,103
Plant and equipment(3)	452	66	65	583	1,879	-	2,462
AISC	12,723	5,724	6,379	24,826	33,306	-	59,709
Ounces of gold sold	13,408	5,059	10,027	28,494	40,815	-	69,309
Operating cash cost per ounce sold	$656	$976	$460	$644	$517	-	$569
AISC per ounce sold	$949	$1,131	$636	$871	$816	-	$861

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.
(2)	General and administration costs are net of finance and certain other income items and are included only in the consolidated balances for the Company and not allocated to the sites.
(3)	Plant and equipment excludes certain items regarded as capital growth spending.

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Q4 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Revenue from gold sales (in thousands)	$168,528	$79,926
Ounces sold	137,841	69,309
Average realized price per ounce sold	$1,223	$1,154

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other unusual or one-time items. Adjusted basic net earnings per share is calculated using the weighted average number of shares outstanding under the basic method of loss per share as determined under IFRS.

(in thousands, except per share amounts)	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2016
Net earnings	$13,133	$9,115
Transaction costs	378	1,511
PPA adjustment on inventory (1)	2,630	3,223
Adjusted net earnings	$16,141	$13,849
Weighted average shares outstanding - basic ('000s)	204,468	105,281
Adjusted net earnings per share - basic	$0.08	$0.13

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands, except per share amounts)	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2016
Net earnings	$13,133	$9,115
Add back:
Finance costs	$3,299	$2,711
Depletion and depreciation	$35,459	$10,707
Current income tax expense	5,645	894
Deferred tax expense	6,179	4,490
EBITDA	$63,715	$27,917

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common performance measure but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the consolidated Statements of Financial Position as follows:

(in thousands)	As at	As at
	March 31, 2017	December 31, 2016
Current assets	$326,353	$289,886
Current liablities	201,322	197,579
Working capital	$125,031	$92,307

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold’s management, including the CEO and CFO, have as at March 31, 2017, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

In accordance with National Instrument 52-109, a company may limit its certification of design of disclosures and procedures and internal control over financial reporting to exclude the controls, policies and procedures of a business that it acquired not more than 365 days before the end of the relevant financial period (i.e. not more than 365 days before March 31, 2017). The Company’s management, with the participation of the CEO and the CFO, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures at the Australian mines acquired in connection with the Newmarket Arrangement completed on November 30, 2016.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2017, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management is continuing to integrate and implement its internal controls over the acquired businesses discussed above.

Management used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal controls for the three months ended March 31, 2017. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was operating effectively as at March 31, 2017 to provide reasonable assurance the financial information is recorded, processed, summarized and reported in a timely manner.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2016 MD&A.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

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Q1 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Pierre Rocque, P. Eng., Vice President, Technical Services, Kirkland Lake Gold Ltd., a Qualified Person as defined by the Canadian Securities Administrators National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

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